[PARADIGM GEOPHYSICAL LOGO]

FOR IMMEDIATE RELEASE

                PARADIGM GEOPHYSICAL ANNOUNCES THIRD QUARTER AND
           NINE MONTH RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 1999

HIGHLIGHTS:

    - Revenues to date for 1999 increased by 13 percent totaling $38.1 million as compared with $33.7 million in the same period of 1998.

    - Geophysical Services revenues increased by 132 percent to $4 million for the third quarter of 1999 as compared with $1.7 million for the third quarter of 1998 and increased by 62 percent as compared with the second quarter of 1999.

    - Net loss per share was ($0.04) for the third quarter of 1999 resulting from a continuation of high levels of R&D and infrastructure investment in the face of a lag in oil sector turnaround.

HERZLIA, ISRAEL, OCTOBER 27, 1999 -- Paradigm Geophysical Ltd. (NASDAQ: PGEO) today announced operating results for the third quarter and nine months ended September 30, 1999. Net revenues for the third quarter were $12.9 million, a 10 percent increase over $11.7 million in revenues recorded in the third quarter ended September 30, 1998, and a 4 percent decline as compared with revenues recorded in the second quarter ended June 30, 1999. During this quarter, the Company recorded a net loss of ($494,000) compared with a net gain of $114,000 in the second quarter of 1999. In this quarter, the Company reported a net loss per share for the quarter of ($0.04), compared with a net gain per share of $0.13 for the third quarter of 1998 and a net gain per share of $0.01 for the second quarter of 1999.

For the nine months ended September 30, 1999, the Company reported revenues of $38.1 million, a 13 percent increase compared with revenues of $33.7 million in the same period last year. The Company reported a net loss for the nine month period of ($4.1 million) (including a one time write off of $3.7 million associated with the acquisition of Petroleum Technology Mincom (PTM) in the first quarter of 1999) compared with net income of $3.0 million for the nine months ended September 30, 1998. Fully diluted loss per share for the first nine months of 1999 was ($0.34) versus fully diluted earnings per share of $0.33 for the same period of 1998.

NOTE: Year-over-year results are not fully comparable as results have not been adjusted for the pro forma impact of the acquisition of PTM in March 1999.

MANAGEMENT COMMENTS

Eldad Weiss, Chairman and CEO of Paradigm Geophysical, noted: "Despite the slower than anticipated industry turnaround this quarter, our year-to-date revenues have increased 13 percent over the same period last year. We were able to achieve this in a market faced with an estimated 30 percent cut in capital spending this year. Our investment strategy continues to focus on providing the industry with a full spectrum of innovative solutions and strengthening our marketing and sales efforts to position ourselves to better serve the market once capital spending of software solutions fully resumes.

                                     -More-

While our software revenue remained almost constant in the quarter, we are particularly pleased with the increase we've seen in services revenues, showing that our depth analysis services for large scale projects have gained wide acceptance in the industry."

SUMMARY OF RESULTS

Total revenues for the third quarter were $12.9 million, a decline of 4 percent compared with $13.5 million during the second quarter of 1999. Comparable revenues (i.e., total revenue less turnkey and hardware sales) for the third quarter increased by 3 percent over comparable revenues for the second quarter of 1999.

Product sales (software, occasional hardware, and turnkey) were $5.3 million, a 26 percent decline over second quarter 1999 product revenues of $7.2 million. This decline was primarily accounted for by lower turnkey project revenues of $1.1 million compared with $1.9 million in the second quarter of 1999 as this $10 million turnkey project, awarded in the first quarter of this year, (which is being implemented over a twelve month period) begins to wind down, as well as low hardware sales during this quarter as compared with approximately $0.9 million in the second quarter of 1999.

Maintenance and Support revenues during the third quarter totaled $3.6 million, a decline of 6 percent compared with the second quarter of this year totaling $3.8 million, and 33 percent higher than the $2.7 million level in maintenance and service revenues reached in the third quarter ended September 30, 1998. The decline is primarily a result of accounting adjustments following the PTM acquisition, and some non-renewals of maintenance and support contracts as a result of industry downsizing.

Geophysical Services revenues increased 62 percent, to $4 million, compared with $2.5 million for the second quarter of 1999, and 132 percent increase over third quarter of 1998 levels of $1.7 million. This revenue increase is due primarily to the company's strong performance in the U.S. seismic data processing services market, and a renewal of seismic data processing activity in the North Sea.

Gross profit was $7.4 million, the same as in the second quarter of 1999, and 4 percent lower than third quarter of 1998 gross profit of $7.7 million. Gross profit in the third quarter of 1999 was 57 percent of revenues, compared with 55 percent of revenues in the second quarter of 1999 and 66 percent of revenues in the third quarter of 1998.

Operating expenses for the third quarter were $7.8 million, 8 percent higher than second quarter of 1999 levels of $7.2 million and 26 percent higher than third quarter 1998 operating expenses of $6.2 million. The increase reflects the impact of the decision to continue investment levels in R&D and market infrastructure in anticipation of market turnaround.

ABOUT PARADIGM GEOPHYSICAL

Paradigm Geophysical Ltd. provides geoscience software and service solutions to the oil and gas industry. The Company has sales, customer support and service offices in Houston, London, Aberdeen, Calgary, Moscow, Caracas, Buenos Aires, Rio de Janeiro, Perth, Brisbane, Beijing, Jakarta and Singapore. "Paradigm GeophysicalR" is the registered trademark of Paradigm Geophysical Ltd.

Paradigm files electronically on EDGAR. The current 20-F was filed with the SEC on June 30, 1999.

Paradigm's 1998 Annual Report is available on request to info@paradigmgeo.com or fax +1 (212) 715-1661.

                                    - More -

Recent press announcements and previous quarters' financial results are available on Paradigm's web site: www.paradigmgeo.com.

       -------------------------------------------------------------------------
       Safe Harbor statement: This news release may contain certain forward-looking statements relating to the future performance of Paradigm Geophysical Ltd. Such statements are subject to certain factors which may cause Paradigm's plans to differ or results to vary from those expected including the risks associated with the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by the company and its competitors, currency fluctuations, changes in product sales mix, and a variety of risks described in the company's filings with the U.S. Securities and Exchange Commission. Paradigm undertakes no obligation to publicize or release results of any of these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.
       -------------------------------------------------------------------------

FOR FURTHER INFORMATION PLEASE CONTACT:

BRIAN W. BERMAN, CFO                                      MAGDA GAGLIANO
ARITA MATTSOFF, INVESTOR RELATIONS                        ANITA ASH
PARADIGM GEOPHYSICAL LTD.                                 RUDER FINN, INC.
Phone: +972-9-970-9339                                    Phone: 212-593-6319 / 212-593-5823
Fax: +972-9-970-9319                                      Fax: 212-715-1660
Email: BRIAN@PARADIGMGEO.COM                              Email: GAGLIANOM@RUDERFINN.COM

                             - (Tables To Follow) -

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                    December 31,             September 30,
                                                                                        1998                      1999
                                                                                  ------------------        -----------------
                                                                                       Audited                 Unaudited
                                                                                  ------------------        -----------------
   ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                             $   3,463                  $  6,038
Trade receivables ( net of allowance for doubtful accounts -
  $ 1,301 and $ 1,539 in 1998 and 1999, respectively, including
  unbilled amounts of $ 3,273 in 1998 and $11,842 in 1999)                               20,233                    27,756
Other receivables and prepaid expenses                                                    2,470                     2,408
                                                                                  ------------------        -----------------

Total current assets                                                                     26,166                    36,202
                                                                                  ------------------        -----------------

SEVERANCE PAY FUNDS                                                                         605                     1,243
                                                                                  ------------------        -----------------

FIXED ASSETS:
Cost                                                                                     14,997                    20,986
Less - accumulated depreciation                                                          (5,738)                   (8,710)
                                                                                  ------------------        -----------------

                                                                                          9,259                    12,276
                                                                                  ------------------        -----------------

OTHER ASSETS                                                                             10,105                    15,923
                                                                                  ------------------        -----------------

                                                                                       $ 46,135                  $ 65,644
                                                                                  ==================        =================

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
U.S. dollars in thousands


                                                                                    December 31,             September 30,
                                                                                        1998                      1999
                                                                                  ------------------        -----------------
                                                                                       Audited                 Unaudited
                                                                                  ------------------        -----------------
   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Short-term bank credit                                                                $   1,778                    $    -
Current maturities of long-term bank loans                                                  450                     1,905
Current maturities on capital lease obligations                                               -                       417
Trade payables and other payables                                                        11,794                    13,593
Deferred revenues                                                                         3,674                     6,586
                                                                                  ------------------        -----------------

Total current liabilities                                                                17,696                    22,501
                                                                                  ------------------        -----------------

LONG-TERM BANK LOANS                                                                         39                     4,721
                                                                                  ------------------        -----------------

CAPITAL LEASE OBLIGATIONS                                                                     -                       860
                                                                                  ------------------        -----------------

ACCRUED SEVERANCE PAY                                                                     1,151                     1,992
                                                                                  ------------------        -----------------

DEFERRED TAX LIABILITY                                                                      552                       455
                                                                                  ------------------        -----------------

SHAREHOLDERS' EQUITY:
Share capital -
  Authorized: 18,000,000 ordinary shares of NIS 0.5 par value at
  December 31, 1998; and 20,000,000 at September 30, 1999.
  Issued and outstanding: 10,514,484  and 13,026,336 ordinary shares of NIS 0.5 par value at  December 31, 1998 and at September 30,
  1999 respectively.                                                                      1,758                     2,064
Additional paid-in capital                                                               39,236                    51,943
Accumulated other comprehensive (loss)                                                     (742)                   (1,284)
Accumulated deficit                                                                     (13,555)                  (17,608)
                                                                                  ------------------        -----------------

Total shareholders' equity                                                               26,697                    35,115
                                                                                  ------------------        -----------------

                                                                                       $ 46,135                  $ 65,644
                                                                                  ==================        =================

PARADIGM GEOPHYSICAL LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------
U.S. dollars in thousands (except for per share data)


                                                                          Three months                Nine months ended
                                                 Year ended           ended September 30,               September 30,
                                                December 31,       ---------------------------    ---------------------------
                                                    1998              1998           1999            1998            1999
                                               ----------------    ------------   ------------    ------------    -----------
                                                   Audited                                 Unaudited
                                               ----------------    ----------------------------------------------------------
Revenues:
  Product sales                                        $27,491         $ 7,291         $ 5,291        $20,437         $19,197
  Maintenance and support                               10,583           2,685           3,614          7,917          10,330
  Data processing and interpretation
   Services                                              7,288           1,737           4,034          5,298           8,536
                                                       -------         -------         -------        -------         -------

                                                        45,362          11,713          12,939         33,652          38,063
                                                       -------         -------         -------        -------         -------
Cost of revenues:

  Product sales                                          5,479           1,493           1,840          4,376           7,488
  Maintenance and support                                5,783           1,494           1,549          4,191           4,643
  Data processing and
   interpretation services                               4,108           1,012           2,128          2,810           5,007
                                                       -------         -------         -------        -------         -------

                                                        15,370           3,999           5,517         11,377          17,138
                                                       -------         -------         -------        -------         -------

Gross profit                                            29,992           7,714           7,422         22,275          20,925
                                                       -------         -------         -------        -------         -------

Operating expenses:

  Research and development, net                          8,061           1,905           2,761          5,895           7,465
  Selling and marketing, net                             9,642           2,475           2,904          7,000           8,061
  General and administrative                             6,720           1,782           2,163          5,455           5,414
  Other expenses                                             -               -               -              -          3,705
                                                       -------         -------         -------        -------         -------

Total operating expenses                                24,423           6,162           7,828         18,350          24,645
                                                       -------         -------         -------        -------         -------

Operating income (loss)                                  5,569           1,552            (406)         3,925          (3,720)
                                                       -------         -------         -------        -------         -------

Financial expenses, net                                   (661)            (26)            (88)          (735)           (333)
                                                       -------         -------         -------        -------         -------

Income (loss) before taxes on income                     4,908           1,526            (494)         3,190          (4,053)
Taxes on income                                            356             120               -            210               -
                                                       -------         -------         -------        -------         -------

Net income (loss) for the period                       $ 4,552         $ 1,406            (494)       $ 2,980          (4,053)
                                                       =======         =======         =======        =======         =======

Basic income (loss) per share                          $  0.66         $  0.13         $ (0.04)       $  0.53         $ (0.34)
                                                       =======         =======         =======        =======         =======
Number of shares used in computing
  basic income (loss) per share                          6,850          10,500          13,026          5,612          11,928
                                                       =======         =======         =======        =======         =======


Diluted income (loss)per share                         $  0.49         $  0.13         $ (0.04)       $  0.33         $ (0.34)
                                                       =======         =======         =======        =======         =======

Number of shares used in computing
  diluted income (loss)                                  9,306          10,744          13,026          8,943          11,928
                                                       =======         =======         =======        =======         =======


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